F2Q SPORTS

SOCIAL MEDIA CONTENT


STARTING POINT

2023 GOALS

1. AWARENESS

Generate awareness of the situation, the opportunity of becoming an owner, the brand and its purpose.

2. BRANDING

Position ourselves as innovator brand that comes to change the game´s rules

3. CONVERSION

Encourage the purchase of team stocks from a simple, fast, safe and at an affordable price.

STRATEGY


GO CRU

DIGITAL ECOSYSTEM

ENTERTAIN

Expand the reach and exposure of the brand to the general public with fun and entertaining content
Always On Strategy.

INSPIRE

Inspire people to be creative.
Help people discover things they love.
Ignite connections between people.
Always On Strategy.

SHOW AND TELL

Being present in one of the most important search engines showing our audiovisual content.
How to content.

INFORM

It is the special social network to inform due to its spontaneity and immediacy,
It is the network of journalism and information par excellence.

HUB

This will be the information hub for current and potential investors.
It will also be the conversion landing.

CONVERSATIONS

When we are faced with **innovation**, **technology** and the **“one of a kind”** business, the first thing that arises are **questions**. That is why we will base our digital strategy on that: the questions that anyone can have about f2o Sports.

WHO?

In this territory we will be talking about who the team is, putting a face to the founders to generate a bond of trust, transparency and security.

WHAT?

We will explain what we do, what is f2o Sports and what are the benefits of investing in f2o sports and what sports are we interested in.

WHY?

This will be the most emotional pillar. We'll talk about why invest in sports, why f2o Sports was created, why take ownership of the game instead of just watching it or being a passive member of a club where you can't make any decisions.

HOW?

This is the most technical part of our communication. How to buy stocks, how is the financial process of the company, how to be part of f2o Sports, how you make decisions about the club.

CONTENT

In conclusion, we propose to make monthly content that we are going to divide into 60% video and 40% image.

This video content would be most UGC, or "User Generated Content".
It isn't new, but it's definitely trending.
UGC is created by people rather than the brand, but traditionally, user-generated content comes from real, unpaid customers.
Users are 2.4 times more likely to engage with UGC than brand-created content.
Authenticity sells.


POSTS
10%
REELS &
TIK TOKS
50%
STORYS
10%
CARRUSELES
30%

TONE OF VOICE

PASSIONATE like the biggest fans in the world.
SMART AND SIMPLE. Has good data and knowledge about the sports and business.
Has a **BOLD** to go against sports industry and change it forever.
Always **THINKING ABOUT THE FAN**, "we are doing this together."
IRREVERENT because we are ready to bring sports into the 21st century and let the old ways of franchise ownership die.

PRIVATE & CONFIDENTIAL

STRATEGY

1. WAITLIST

- INTRODUCING THE BRAND
- BUILDING TRUST AND CREDIBILITY
- GIVING INFORMATION
- GETTING LEADS
- EDUCATE
- REFERRAL PROGRAM

2. LAUNCH

- BRANDING
- CONVERTING UNITS
- EDUCATE ABOUT THE INVESTMENT
- INSPIRE

3. PAST LAUNCH

- BENEFITS
- CONVERTING UNITS
- NEWS FOR INVESTORS
- SHOWING NUMBERS
- OUR MILESTONES
- INSPIRE OTHERS
- REFERRAL

REAL TIME + ENGAGEMENT CONTENT

F2P SPORTS

NOVEMBER CONTENT

NOV
2023

NOVEMBER 2023

MONDAY	TUESDAY	WEDNESDAY	THURSDAY	FRIDAY	SATURDAY	SUNDAY
			1 WHY? REEL "BE PART"	2 WHY? STORY "3 WORDS" WHY? REEL WOLFGANG	3 HOW? REEL WOLFGANG. WHY? STORY	4 REAL TIME FINAL COPA LIBERTADORES BOCA VS FLU
5 STORY PRE LAUNCH (COUNTDOWN)	6 Post LAUNCH Carrusel LAUNCH Reel HOW (ONE PIXEL AT TIME)	7 HOW? REEL WOLFGANG REAL TIME - GAMES CHAMPIONS LEAGUE	8 WHY? CARRUSEL FIRST OF A KIND REA TIME - CHAMPIONS LEAGUE + REAL TIME COLOMBIA	9 WHY? REEL "512 BILLIONS MARKET"	10 WHY REEL. OLD SPORT FRANCHISE COLLAPSE	11 WHO: STEFANO "Pasion" *CREDIBILITY REAL TIME - BRAZIL
12 WHY VIDEO "INVEST IN SPORTS" REAL TIME - MLS PLAYOFF	13 WHAT REEL "...MUCH MORE TO SAY"	14 HOW? REEL MIKE VIDEO	15 WHY REEL "DO NOT STAY OUT"	16 WHAT REEL "WAKE UP!"	17 OUR PURPOSE REEL "BREAKING THE OLD RULES" REAL TIME - ELIMINATORIA	18 WHO- VIDEO POST "THEY ARE GOING TO HEAR US"
19 WHAT VIDEO "POWER TO THE FANS" REAL TIME - EUROPEAN	20 WHO? MICHAEL "GET INTO SPORTS" *CREDIBILITY	21 WHO: ENRICO "" *CREDIBILITY	22 POST - OUR PURPOSE "CHANGE"	23 MEME - OUR PURPOSE	24 WHO? CARRUSEL ADVISOR PARTNER	25 REEL WHAT WOLSGANG STADIUM
26 MEME POST RYAN REYNOLDS "OLD OWNERS"	27 WHO? STORY FOUNDERS	28 MEME - OUR PURPOSE	29 TBC REA TIME - CHAMPIONS LEAGUE	30 TBC REA TIME - EUROPA LEAGUE		

POST TBD

FOTO 1

Postponed until confirmation from Victor

COPY OUT
#WelcomeVictorBlanco

The current General Secretary of @AFA and President of @RacingClub Victor Blanco is the newest member of our advisory board and we couldn't be happier!

His experience in club management, player acquisition, player development, and league membership will be crucial to acquire our first soccer club. Welcome Victor to the f2o Sports family!
#OwnTheGame #TheRevolutionHasBegun
#BecomeAnOwner #Decentralization #Digitalization
#Globalization



WELCOME ON BOARD
VICTOR BLANCO
General Secretary of AFA
Argentine Football Association
and President of the
Racing Fútbol Club

story TBD

[FOTO 1](#)

Postponed until confirmation from Victor


WELCOME TO f2o!
VICTOR BLANCO
General Secretary of AFA
Argentine Football Association
and President of the
Racing Fútbol Club


VICTOR BLANCO
IS THE NEWEST MEMBER OF
OUR ADVISORY BOARD!
HIS EXPERIENCE IN
➔ CLUB MANAGEMENT,
➔ PLAYER ACQUISITION
➔ LEAGUE MEMBERSHIP
WILL BE CRUCIAL IN ACQUIRING
OUR FIRST SOCCER CLUB

f2o SPORTS

CARRUSEL

01/11

COPY OUT: WIN OUR EXCLUSIVE LAUNCH KIT!
1. Refer friends & family to join the waitlist.
2. The more you refer, the more you climb to the top of the list!
3. Top 16 referrers will be eligible to win our exclusive launch kit
*Kit includes: Helly Hansen Bislett training bag or Moleskine Backpack and a Next Level CVC T Shirt
#OwnTheGame #TheRevolutionHasBegun! #BecomeAnOwner #decentralization #Digitalization #Globalization


WIN OUR EXCLUSIVE
LAUNCHING KIT


REFER FAMILY &
FRIENDS TO JOIN
THE WAITING LIST
AND YOU WILL
CLIMB TO THE
TOP OF THE LIST


TOP 16
REFERRERS
WILL RECEIVE
OUR LAUNCHING
KIT

PUBLICADO

11/02

Video story

COPY OUT

#OwnTheGame

PUBLICADO

#Decentralization #Digitalization
#Globalization



✓ Founders
✓ Education
✓ Credibility

11/03 - WHY?

Video story



PUBLICADO

✓ Founders
✓ Education
✓ Credibility

11/04 REAL TIME

FINAL COPA LIBERTADORES
BOCA VS FLU

COPY OUT:

One of them will lift the Copa

PUBLICADO

these teams, which one would you like to have?

The Xeneize Machine 💛💙
The three color Carioca 🇭🇺🇭🇺🇭🇺

#OwnTheGame
#BocaJuniors #CopaLibertadores
#Fluminense


CABJ
HOW MUCH DO THE CLUBS EARN FOR PLAYING
IN THE COPA LIBERTADORES FINAL?


CHAMPION WINS $18.000.000
SECOND PLACE $7.000.000
F2O
SPORTS

programado

11/0 - HOW?

WOLFGANG REEL

COPY OUT:

REHACER

How it works?

Very Soon…..f20 Sports will begin our fundraising process to ignite The Revolution to change the game.

The opportunity to purchase ownership will be offered to our fans through a simple and secure crowdfunding process called a REG CF (Regulation Crowdfunding).

To be notified when the launch happens….. Join us in wefunder.com/f2osports. Link on Bio.

#OwnTheGame #TheRevolutonHasBegun #BecomeAnOwner #Digitalization #Decentralization #Global

#OwnTheGame


hey fan
owners

✓ Founders

PUBLICA SÓLO EN ENG

11/06: WHY REEL

COPY OUT: The revolution of turning fans to owners has begun! Join us at f2osports.com and have the opportunity to be an early bird purchaser in our crowdfunding campaign and receive exclusive benefits. We're giving sports back to the fans. You're welcome 😙.

Link ➡️ Bio

#OwnTheGame #TheRevolutionHasBegun #BecomeAnOwner #Decentralization #Digitalization #Globalization


BE PART OF
SOMETHING
SPECIAL


BE PART OF
SOMETHING
DIFFERENT


BE PART OF
SOMETHING
EVERY FAN
HAS DREAMED
OF




F2O
SPORTS
ENLACE

PUBLICADO

video

video

video

video

En diseño

WHY?

11/07

COPY OUT:
Get Ready Fans!

PUBLICADO

crowdfunding capital raise.

Own a piece of the game!

Link ➡️ in Bio

#OwnTheGame
#TheRevolutionHasBegun
#BecomeAnOwner
#Decentralization
#Digitalization #Globalization


SPORTS
+
WEFUNDER
LAUNCH THE OPPORTUNITY
TO BUY
OWNERSHIP


GO TO
f2oSPORTS.COM
JOIN THE WAIT LIST
OWN A PIECE
OF THE GAME

PROGRAMADO

COPY OUT: 📣Sports Fans would you like to own a piece of a professional sports team? Join our waitlist and we will notify you when ownership is available for purchase.

Link ➡️ in Bio

#OwnTheGame #TheRevolutionHasBegun #BecomeAnOwner #Decentralization #Digitalization #Globalization

11/08

CARRUSEL


INVEST
IN YOUR PASSION.


BUY
THE f2o SPORTS
OWNERSHIP.


GET
YOUR PIECE
OF THE GAME.


SPORTS

PUBLICADO

foto
(flip horizontal)

foto
(en la pantalla del cel la web de f2osports)

foto

11/09 REEL

COPY OUT: #Decentralization and #Digitalization of sports business is coming. Join the evolution and empower fans around the world.
#OwnTheGame

Link ➡️ in Bio

#TheRevolutionHasBegun #BecomeAnOwner #Decentralization #Digitalization #Globalization

✓ Launch

PUBLICADO


THIS IS HOW IT START´S
ONE PIXEL AT A TIME
UNTIL WE AS FANS
OWN THE GAME
F2O OWN THE GAME.
LINK

(It is an animated video where the pink pixels represent each of the fans that come together little by little and more and more. And in the end

11/10 story

[Foto Opt]

COPY OUT:

Our waitlist is growing and we're just getting started 😱.

Join the waiting list:
Link ➡️ in Bio

#TheRevolutionHasBegun
#BecomeAnOwner
#Decentralization
#Digitalization #Globalization


F2O SPORTS
+20K
FANS
ARE
READY TO
BECOME
OWNERS.


ARE
YOU READY?
F2O SPORTS

ENLACE

PUBLICADO

11/11 WHAT?
REEL

OUT COPY:
#f2o means the opportunity to change an industry that has not evolved for decades.

PUBLICADO

Visit to: Link ➡️ in Bio and #BecomeAnOwner

#OwnTheGame #EvolutionHasBegun #Decentralization #Digitalization #Globalization

VIDEO


THE OLD WAYS OF SPORTS FRANCHISE ARE GOING TO COLLAPSE
PRIVATE & CONFIDENTIAL

11/12 WHY REEL

COPY OUT: As a Sports Fan, what do you economically gain when you spend your money with your Sports Club? 🤔 The answer is nothing.

Let's change this process. At f2o Sports, you can be both a FAN + OWNER.
As a fan you deserve more. 💪🏾.

🔜 Join our waitlist at f2osports.com, and join the sports revolution.

Join us at ➡️ Link in Bio

#TheRevolutionHasBegun #BecomeAnOwner #Decentralization #Digitalization #Globalization #OwnTheGame


THE GLOBAL
SPORT´S
IS $512
BILLION
S


OWNERS
Individuals
Fr


4,500,000,000
BUT WE, THE FANS
ARE GOING TO
CHANGE IT


EVOLUTIO
N OF THE
SPORTS
FRANCHIS
E
BUSINESS


OWN
THE
GAM
E

PUBLICADO

(Gráfico sacado de la presentación de credenciales f20, usar esa misma info y diseño)

Video

11/13 STORY


NOT DAVID BECKHAM,
THE NEXT OWNER WHO WILL TAKE THEIR TEAM TO THE TOP COULD BE YOU.

PUBLICADO

ENLACE

11/14: WHY CARRUSEL

COPY OUT: It's not just a game, it's a passion! Become a f20 Sports owner and experience the thrill of #owning a professional club, having a voice in decisions and participating in the economic value of club. #OwnTheGame.

Join us at ➡️ Link in Bio

#OwnTheGame #RevolutionHasBegun #Decentralization #Digi



INVEST
IN SPORTS



SOCCER



BASKETBALL



F1

PUBLICADO

EN ESTE VIDEO HAY FRAGMENTOS DE TODOS ESOS DEPORTES PARA USAR

En este video hay de futbol video



FOOTBALL



OWN THE GAME

11/15 WHAT - REEL

COPY OUT: 🔝Go from Fan to Owner. Go to f2osports.com and get ready to become an owner.

Link ➡️ in Bio

#OwnTheGame #RevolutionHasBegun #Decentralization #Digitalization #Globalization


YOUR PASSION
AS A FAN


YOUR PASSION
AS A FAN
IS IMPORTANT


BUT WE
KNOW THAT


BUT WE
KNOW THAT
YOU HAVE
MUCH MORE
TO SAY


OWN
THE
GAME

VIDEO

Programado

Video

✓ Launch

11/16 - MEME POST

OUT COPY:

🔊It's time for fans to become owners.
Join us at f2osports.com

Wait list ➡️ in Bio

#OwnTheGame #RevolutionHasBegun #Decentralization #Digitalization #Globalization


YOU
BECOMING AN OWNER
OLD
OWNERS
YOUR
BEST FRIEND BECOMING AN OWNER
F2O
SPORTS

11/17 - REAL TIME - STORY



- CONMEBOL -
ELIMINATORIAS
SUDAMERICANAS
COPA MUNDIAL FIFA 2026
WHO WINS TODAY?
LET´S PLAY!



- CONMEBOL -
who wins today?
Argentina
Uruguay
ARG
URU



- CONMEBOL -
who wins today?
Venezuela
Ecuador
VZLA
ECU



- CONMEBOL -
who wins today?
Bolivia
Perú
BOL
PER



- CONMEBOL -
who wins today?
Colombia
Brasil
COL
BRA



- CONMEBOL -
who wins today?
Chile
Paraguay
CL
PAR



NATIONAL TEAMS ARE PRICELESS...
BUT SOCCER CLUBS CAN BE YOURS!
JOIN f2o

11/18 WHAT -REELS

OUT COPY:

#RevolutionHasBegun! If you are a sports enthusiast and want to make an investment... Join the team!

f2o is the first online platform that will allow you to become the owner of a professional sports club easily, globally, and digitally.

Link ➡️ in Bio

#OwnTheGame #BecomeAnOwner #Decentralization #Digitalization #Globalization

VIDEO

Video opc 2


HEY.
WAKE
UP!
WE'RE
CHANGING
THE SPORTS
BUSINESS

11/19 - OUR PURPOSE POST

OUT COPY:

We are the first platform that allows any fan in the world to become a club owner.

Discover more at f2osports.com

Link ➡️ in Bio

#OwnTheGame
#RevolutionHasBegun
#BecomeAnOwner
#Decentralization #Digitalization
#Globalization

FOTO


f2o
f2o
LaczyNasPilka.pl
WE'RE
CHANGING
THE GAME.

11/20 WHAT VIDEO

OUT COPY:

Let's burn the old ways of managing the sports franchise business. Go from Fan to Owner.

#OwnTheGame
#RevolutionHasBegun
#BecomeAnOwner
#Decentralization #Digitalization
#Globalization

VIDEO


F2O
iStock
by Getty Images
POWER TO THE FANS

11/21 WHO? REELS

OUT COPY:
It's time for fans to have a say.
Join the ownership team at f2osports.com

Very soon you will be able to access your f2o Unit.

Do you want more information?

Link ➡️ in Bio

#OwnTheGame #EvolutionHasBegun #BecomeAnOwner #Decentralization #Digitalization #Globalization

VIDEO



NOW THEY'RE GOING TO HEAR US

Story TEASER
11/00


NOMBRE DE LA CUENTA REGRESIVA
00:00:00
Definir fecha y hora de finalización
THE GAME
IS ABOUT TO CHANGE
JOIN THE
REVOLUTION!

FOTO


TOMORROW
WILL BE
REMEMBERED
FOREVER

FOTO


TOMORROW
YOU WILL BE
ABLE TO BUY
F2O UNITS TO
OWN A CLUB

FOTO


TOMORROW
YOU BECOME
AN OWNER

Video


SPORTS

LISTO CAMBIAR f2o A MINÙSCULA

✓ Launch

Le podemos poner música a las stories: You´ll never walk alone (Liverpool fans), We are the champions Queen

11/25 story

REAL TIME EUROPA LEAGUE

Europa - UEFA Europa League

Group	Time	Match
GROUP A	17:00	Friburgo – TSC
	17:00	West Ham – Olympiakos
GROUP B	14:45	Ajax – Brighton
	17:00	AEK – Marsella
GROUP C	17:00	Betis – Aris Limassol
	17:00	Rangers – Sparta
GROUP D	17:00	Atalanta – Sturm
	17:00	Sporting – Rakow
GROUP E	14:45	Linz – R. Union SG
	14:45	Toulouse – Liverpool
GROUP F	14:45	Rennes – Panathinaikos
	14:45	M. Haifa – Villarreal
GROUP G	14:45	Servette – Sheriff
	14:45	Slavia – Roma

TODAY THERE IS...

UEFA EUROPA LEAGUE™

HOW MUCH MONEY DO CLUBS EARN?

UEFA EUROPA LEAGUE™

€3.630.000 just for qualify

€ 630,000 per win
€ 210,000 per tied match.
€ 1.100.000 1st of the group
€ 550,000 2nd in the group.

Round of 32: **€500,000**
Round of 16: **€ 1.2 million**
Quarterfinals: **€ 1.8 million**
Semi-finals: **€ 2.8 million**
Final: **€ 4.6 million**

Europa League Champion: **€ 4 million**

SOCCER IS A BILLION DOLLAR BUSINESS

FANS DESERVE TO BE TAKING DECISIONS

F2O SPORTS

Own the game

11/00

LANZAMIENTO

Programar a primera hora

COPY OUT:

Fans… Ownership is on sale NOW!

Go to wefunder.com/f2osports to buy your piece of the game!

#OwnTheGame #TheRevolutionHasBegun #BecomeAnOwner #Digitalization #Decentralization #Global


F2O
JOIN
THE
REVOLUTION

LISTO

11/00

LANZAMIENTO

Programar a media tarde

COPY OUT:

R E V O L U T I O N - The current sports franchise business model must EVOLVE. The fans deserve more. Join the f2o Sports movement where fans can become owners.

Buy your piece of the game!
Link ➡️ in Bio

#TheRevolutionHasBegun #BecomeanOwner #Decentralization #Globalization #OwnTheGame.


SPORTS
REVOLUTION
HAS BEGUN.
OWN
THE
GAME.


FIRST OF A KIND
SPORT'S
BUSINESS
MODEL.


INVEST TODAY
AND
BECOME
AN OWNER.


OWN THE GAME.
SPORTS

LISTO subido al drive

11/1 WHY REEL WOLFGANG

COPY OUT:
🤔Seems like every a-lister, millionaire, or member of the top 1% is trying to buy the sports teams we fans create value for.

🙋When is it our turn? When do we get a voice in our teams? When do we get a share in the value we create and pay for?

💪It's time we have a say, it's time we have a share, it's time we Own the Game!

Click on the link in our Bio and join our wait list to #BecomeAnOwner

#TheRevolutionHasBegun
#OwnTheGame #Digitalization
#Decentralization #Global



✓ Founders

HECHO
PUBLICA SÓLO EN INGLÉS

11/16
HOW - REEL

COPY OUT:

🏁What are you waiting for? Now you can go from fan to owner. Go to wefunder.com/f2osports and be part of a new investment model in the sports business that will change everything known.

Link ➡️ in Bio

#OwnTheGame #EvolutionHasBegun #BecomeAnOwner #Decentralization #Digitalization #Globalization


F2O
SPORTS
WITH A f2o UNIT YOU CAN BECOME
OWN THE GAME
How we got here
OWNER OF A SPORT CLUB IN EUROPE, USA OR LATIN AMERICA
¡CONGRATULATIONS! YOU OWN SABADELL F.C.
CENTRE D'ESPORTS SABADELL F.C.
GET BENEFITS OF YOUR UNITS
2:30
Watchlist
f2o Sports
$17,686.62
11.53%
Ethereum
ETH
$1,311.41
17.26%
Cardano
$0.37
16.09%
Solana
$17.62
31.88%
Polygon
MATIC
$1.09
36.85%
AND ACCESS THE BOARD DECISIONS AND VOTE
2:30
WHICH PLAYER SHOULD WE BUY?
WHICH TECHNICAL DIRECTOR TO CHOOSE?
EXTENSIONS FOR THE CLUB
OWN THE GAME.

11/11 - REAL TIME! INTERACTIVE STORY



SÉRIE A
BRASILEIRÃO
Brasil - Serie A
Flamengo
Fluminense
FLAMENGO
FLUMINENSE



SÉRIE A
BRASILEIRÃO
Brasil - Serie A
Palmeiras
Internacional
PALMEIRAS
INTERNACIONAL



SÉRIE A
BRASILEIRÃO
Brasil - Serie A
Santos
São Paulo
SANTOS
SÃO PAULO



SÉRIE A
BRASILEIRÃO
Brasil - Serie A
Grêmio
Corinthians
GREMIO
CORINTHIANS

11/11

Who: Stefano

Video story

COPY OUT:

Stefano is one of the f2o founders.
He was born in Rosario, Argentina, (Same as Messi :) where his love for soccer grew and he learned to see the world with the passion of a fan.

#OwnTheGame #EvolutionHasBegun!
#BecomeAnOwner #Digitalization
#Decentralization
#Global


SPORTS

✓ Founders
✓ Education
✓ Credibility

11/12 - REAL TIME MLS


MLS
PARTIDOS
NOTICIAS
POSICIONES
ESTADÍSTICAS
JUGADORES
Philadelphia
New England
Dom 12-11
17:00
Orlando City
Nashville SC
Dom 12-11
19:00
Columbus Crew
Atlanta United
Dom 12-11
21:00

PLAYOFF

WHO WINS IN TEAM VALUE?

PLAYOFF

VS

VALUE:	VALUE:
$ 58.33 millions	**$ 44.83 millions**

FUENTE: Transfermarket,

PLAYOFF

VS

VALUE:	VALUE:
$ 47.35 millions	**$ 65.25 millions**

FUENTE: Transfermarket,

PLAYOFF

VS

VALUE:	VALUE:
$ 46.28 millions	**$ 43.25 millions**

FUENTE: Transfermarket,

11/14 HOW? MIKE

Video Reel

COPY OUT:

WE STARTED THIS FOR THE FANS!

Go visit f2osports.com and see how we are going to change the game

#OwnTheGame #EvolutionHasBegun! #BecomeAnOwner #Digitalization #Decentralization #Global


F2O
SPORTS

✓ Founders
✓ Education
✓ Credibility

11/15 WHY - REEL

COPY OUT: From passionate fan to committed owner. Change the rules.. Go to f2osports.com and #OwnTheGame #EvolutionHasBegun #BecomeAnOwner #Decentralization #Digitalization #Globalization


THE GLOBAL
SPORT´S
MARKET

VIDEO
(0:25 EN ADELANTE)


IS A $512
BILLIONS
BUSINESS

VIDEO

DO NOT
STAY
OUT


OWN
THE
GAME

Video

F2O SPORTS

VIDEO

11/17 PURPOSE REELS

INSTANCIA 1:
Un video disruptivo en slowmotion, que llame la atención en los primeros segundos.


WE'RE
BREAKING
THE OLD
RULES

(En la pantalla se ve un partido de fútbol..
Se anima el texto luego de la ruptura)

Video

INSTANCIA 2:
Call to action para sumarte a F2O y/o con alguno de nuestros Reason to believe.


BECOME
AN
OWNER

(Se anima el texto con la música)

INSTANCIA 3:
Branding-Logo, follow


F2O
SPORTS

(Se anima el texto con la música)

- CONMEBOL -

ELIMINATORIAS SUDAMERICANAS

WHO WINS TODAY?

LET´S PLAY!

- CONMEBOL -

who wins today?

Argentina

Uruguay

ARG	URU

- CONMEBOL -

who wins today?

Venezuela

Ecuador

VZLA	ECU

- CONMEBOL -

who wins today?

Bolivia

Perú

BOL	PER

11/17 - REAL TIME - STORY

- CONMEBOL -

who wins today?

Colombia

Brasil

COL	BRA

- CONMEBOL -

who wins today?

Chile

Paraguay

CL	PAR

NATIONAL TEAMS ARE PRICELESS...

BUT SOCCER CLUBS CAN BE YOURS!

JOIN f2o


EUROPEAN QUALIFIERS
WHO WINS TODAY?
LET´S PLAY!


EUROPEAN QUALIFIERS
who wins today?
España
Georgia
ESP
GEO


EUROPEAN QUALIFIERS
who wins today?
Portugal
Islandia
PT
ISL


EUROPEAN QUALIFIERS
who wins today?
Macedonia del Norte
Inglaterra
MKD
ENG

11/19 - REAL - EUROPEAN QUALIFIERS


EUROPEAN QUALIFIERS
who wins today?
Ucrania
Italia
UKR
IT


EUROPEAN QUALIFIERS
who wins today?
Bélgica
Azerbaiyán
BEL
AZE


NATIONAL TEAMS ARE PRICELESS...
BUT SOCCER CLUBS CAN BE YOURS!
JOIN f2o

11/17 - REAL TIME

Sudamérica - Eliminatorias Mundial

17:00	-	Bolivia Perú
19:00	-	Venezuela Ecuador

Sudamérica - Eliminatorias Mundial

- CONMEBOL -

VALUE RANKING OF THE SOUTH AMERICAN TEAMS



- CONMEBOL -

VALUE RANKING

10. Bolivia – €14.45 millones
9. Perú – €35.9 millones
8. Venezuela – €47.50
7. Chile – €91.75 millones
6. Paraguay – €116.6 millones
5. Uruguay – €128.3 millones
4. Ecuador – €206.9 millones

- CONMEBOL -

VALUE RANKING

1. Brasil – €894 millones
2. Argentina – €681 millones
3. Colombia – €229 millones

11/17 - REAL TIME - story

Sudamérica - Eliminatorias Mundial

☆	17:00 -	Bolivia Perú
☆	19:00 -	Venezuela Ecuador

Sudamérica - Eliminatorias Mundial

- CONMEBOL -

DO YOU KNOW WHAT THE VALUE OF THE SOUTH AMERICAN TEAMS IS?



- CONMEBOL -

Just to mention some values...

1. Brasil – €894 millones
2. Argentina - €681 millones
3. Colombia - €229 millones
4. Ecuador - €206.9 millones
5. Uruguay - €128.3 millones

- CONMEBOL -

How many fans do you think participate in what they do with that money?

NONE | NONE

- CONMEBOL -

With f2o Sport, you buy a Unit and become an owner who will make important decisions.

GO TO MY UNIT

11/19 - REAL - EUROPEAN QUALIFIERS

Europa - Clasificación Campeonato de Europa

GROUP A		
16:45	España	Georgia
16:45	Escocia	Noruega
GROUP F		
14:00	Bélgica	Azerbaiyán
14:00	Suecia	Estonia
GROUP G		
11:00	Hungría	Montenegro
11:00	Serbia	Bulgaria
GROUP J		
16:45	Portugal	Islandia
16:45	Bosnia	Eslovaquia
16:45	Liechtenstein	Luxemburgo

EUROPEAN QUALIFIERS

VALUE RANKING OF THE EUROPEAN TEAMS

EUROPEAN QUALIFIERS

VALUE RANKING

10. DINAMARK – €406 millions
9. NORTHWAY – €458 millions
8. BELGIUM – €462 millions
7. NETHERLANDS – €534 millions
6. ITALY – €636 millions
5. GERMANY – €789 millions
4. SPAIN – €811 millions

EUROPEAN QUALIFIERS

VALUE RANKING

1. Englan – €1.37 mil billions
2. France – €1.09 Billions
3. PORTUGAL – €999 millions

11/20 WHO? Michael

Video Reel

COPY OUT:

GET INTO THE SPORTS!

No matter when you hear that, it's always a good idea.
Get into the link on bio and #BecomeAnOwner.

#OwnTheGame #EvolutionHasBegun! #Digitalization
#Decentralization #Global



F2O
SPORTS
OWN THE GAME

✓ Founders
✓ Education
✓ Credibility

11/21 Who? Enrico
Video Reel

COPY OUT:

Outside the fields there is also a lot to learn about football.

We are changing the sports industry and you can be a part. Link in bio.

#OwnTheGame #EvolutionHasBegun! #BecomeAnOwner #Digitalization #Decentralization #Global



✓ Founders
✓ Education
✓ Credibility

11/23 OUR PURPOSE POST

OUT COPY:
It's time for fans to become owners.

Join us at f2osports.com

#OwnTheGame #EvolutionHasBegun #BecomeAnOwner #Decentralization #Digitalization #Globalization


TOGETHER,
WE'LL OWN THE GAME

11/25 What!
Wolfgang Stadium
Video STORY

COPY OUT:

WE ARE ALREADY INSIDE THE GAME.

Join the ownership team at f2osport.com

#OwnTheGame #EvolutionHasBegan



*COLOCARLE MUSICA DE FONDO AL VIDEO

✓ Founders
✓ Education
✓ Credibility

11/27 WHO? STORY

FOUNDERS



Wolfgang Muller

Co-Fundador y CMO OSOM Product Inc.

Director de la junta OSOM y Product Inc.

Vicepresidente global de marketing y ventas de productos Essential.

Escuela de Posgrado en Negocios de la ciudad de Stanford.



Michael Wright

AMG National Trust & Bank - Miembro de la Junta

Fundador Global Link Technologies.

Ex jugador de fútbol profesional de la NPSL

Escuela de Posgrado en Negocios de la ciudad de Stanford.



Stefano Angeli

Fundador y CEO Utoppia

Co-Fundador y CEO Reba Digital Bank.

Universidad de Harvard.

Universidad de Bath.

Escuela de Posgrado en Negocios de la ciudad de Stanford.



Andres Fleischer

Socio Gerente Ripio Ventures

Director de operaciones Ripio.

Escuela de Posgrado en Negocios de la ciudad de Stanford.



Enrico Tessarolo

Co-Fundador Grupo Gestor Efes

Universidad Americana de Comercio Internacional.

✓ Founders
✓ Education
✓ Credibility

POST IDEA

POST IDEA: A series of posts with powerful phrases that represent our values, purposes and challenging personality. Designed in black and white with pink neon as the F2O colors to declare our principles in typographic form

PHRASES: TO DESIGN

TIME TO KICK SOME A**
SPORTS WILL NEVER BE THE SAME
GREAT TIMES ARE COMING
WHO MADE THE RULES?
SPORTS IS OURS
NOW OR NEVER
OWN YOUR PASSION
IT'S MUCH MORE THAN A GAME


NEVER BE THE SAME


NOTHING IS
IMPOSSIBLE


THE FUTURE
IS YOURS
TO CREATE


TRUST
YOUR
INTUITION

11/28 OUR PURPOSE POST

COPY OUT:

IT'S PASSION, IT'S BUSINESS.

Visit f2osports.com and #BecomeAnOwner

#OwnTheGame #EvolutionHasBegan

Designed in black and white with pink neon


NOTHING IS
IMPOSSIBLE

IT'S MUCH MORE THAN A GAME

F2P SPORTS

SOCIAL MEDIA STRATEGY

11/19 - REAL - EUROPEAN QUALIFIERS

EUROPEAN QUALIFIERS

WHO WINS TODAY?

LET´S PLAY!

EUROPEAN QUALIFIERS

who wins today?

España
Georgia

ESP	GEO

EUROPEAN QUALIFIERS

who wins today?

Portugal
Islandia

PT	ISL

EUROPEAN QUALIFIERS

who wins today?

Macedonia del Norte
Inglaterra

MKD	ENG

EUROPEAN QUALIFIERS

who wins today?

Ucrania
Italia

UKR	IT

EUROPEAN QUALIFIERS

who wins today?

Bélgica
Azerbaiyán

BEL	AZE

NATIONAL TEAMS ARE PRICELESS...

BUT SOCCER CLUBS CAN BE YOURS!

JOIN f2o

Europa - Clasificación Campeonato de Europa

GROUP A		
☆	16:45 -	España Georgia
☆	16:45 -	Escocia Noruega
GROUP F		
☆	14:00 -	Bélgica Azerbaiyán
☆	14:00 -	Suecia Estonia
GROUP G		
☆	11:00 -	Hungría Montenegro
☆	11:00 -	Serbia Bulgaria
GROUP J		
☆	16:45 -	Portugal Islandia
☆	16:45 -	Bosnia Eslovaquia
☆	16:45 -	Liechtenstein Luxemburgo

EUROPEAN QUALIFIERS

VALUE RANKING OF THE EUROPEAN TEAMS

EUROPEAN QUALIFIERS

VALUE RANKING

10. DINAMARK - €406 millions
9. NORTHWAY - €458 millions
8. BELGIUM - €462 millions
7. NETHERLANDS - €534 millions
6. ITALY - €636 millions
5. GERMANY - €789 millions
4. SPAIN - €811 millions

EUROPEAN QUALIFIERS

VALUE RANKING

1. Englan - €1.37 mil billions
2. France - €1.09 Billions
3. PORTUGAL - €999 millions

WHO?

Hi Wolfgang,
Just spoke to Jackson and this is our feedback. We will send you the press release comments shortly.
First, you should not say you are purchasing the club in Spain, you should say: “intending to purchase”.
Second, whether you can say “Join the f2o Sports revolution and become an early bird investor for $5 a unit. It's time you own a piece of the Game.” Depends on where it will be written. If this is on your WeFunder page then we recommend they advise you on this, but we understand that you can include the pricing. We would not include the term investor until after the launch unless it is preceded by “prospective” or similar language.
If the language you sent is meant to be included anywhere else, then per regulations and the guidelines we previously sent you (reattached). You should (i) not list the price per unit (before or after the filing), (ii) not use the term early (before the filing), and (iii) not use the term investor (before the filing). You also need to include the testing the waters disclaimer.
Instead, you can say something like: “It's time you own a piece of the Game. Join the f2o Sports revolution at {link to the funding portal page}.”

WHO?

1. LE PUEDES DECIR A LOS FANÁTICOS DEL DEPORTE QUE NO TIENEN IDEA DE ESTO… EN POCAS PALABRAS, POR QUÉ NACE F2O? QUÉ ES F2O?

2. ¿CUÁLES SON LOS PRIMEROS CLUBES QUE TIENEN EN VISTA PARA ADQUIRIR?

3. ¿QUIÉN CREES QUE ES EL TIPO DE PERSONA IDEAL PARA INVERTIR EN F2O? QUÉ CARACTERÍSTICAS DEBE TENER?

4. ¿CUÁNTO HAY QUE INVERTIR PARA COMPRAR ACCIONES Y SER DUEÑO DE UN CLUB?

5. ¿CÓMO PODEMOS SABER QUE LA INVERSIÓN ES SEGURA? Y SI QUIERE SACAR MI DINERO?

6. ¿DÓNDE VES A F2O EN LOS PRÓXIMOS 2 AÑOS?


3
diferencias
entre ser
SOCIO o
DUEÑO


1
SOCIOS
Pagan una elevada cuota mensual solo por reservar un lugar en el campo y el derecho a votar.
DUEÑOS
Hacen una inversión por una única vez y ya son accionistas del Club. Si el Club crece, también sus acciones.


2
SOCIOS
Pueden votar por el presidente del Club, pero no forma parte de la toma de decisiones.
DUEÑOS
Tienen participación directa en la junta que toma las decisiones del Club.


3
SOCIOS
Si el Club gana competiciones y aumenta su capital, no recibe nada a cambio.
DUEÑOS
Si el Club gana competiciones y aumenta su capital, también aumentan sus acciones.

COPY OUT:

Hay muchas diferencias entre ser socios de un club y ser dueños accionistas de un club. Acá te mencionamos 3 de las principales. Vos qué preferís? Ser socio o dueño?¡Comentá!

#OwnTheGame #EvolutionHasBegun! #BecomeAnOwner #OwnTheGame

F2O OWN THE GAME

NOVEMBER GAMES

05/11

Semana 9 de 18

Steelers Titans	2/11 21:15	Chiefs Dolphins	5/11 11:30
Falcons Vikings	5/11 15:00	Saints Bears	5/11 15:00
Packers Rams	5/11 15:00	Patriots Washington	5/11 15:00
Ravens Seahawks	5/11 15:00	Texans Buccaneers	5/11 15:00
Browns Cardinals	5/11 15:00	Panthers Colts	5/11 18:05
Raiders Giants	5/11 18:25	Eagles Cowboys	5/11 18:25
Bengals Bills	5/11 22:20	Jets Chargers	6/11 22:15

Semana 10 de 18

Bears Panthers	9/11 22:15	Patriots Colts	12/11 11:30
Ravens Browns	12/11 15:00	Steelers Packers	12/11 15:00
Jaguars 49ers	12/11 15:00	Vikings Saints	12/11 15:00

11/11

España - LaLiga

10:00 -	Rayo	Girona
12:15 -	Almería	Real Sociedad
14:30 -	Granada	Getafe
14:30 -	Osasuna	Las Palmas
17:00 -	Real Madrid	Valencia

Brasil - Serie A

20:00 -	Flamengo	Fluminense
20:00 -	Vasco	América MG
20:00 -	Palmeiras	Internacional
20:00 -	Santos	São Paulo
20:00 -	Bragantino	Botafogo
20:00 -	Atl. Mineiro	Goiás

12/11

España - LaLiga

Hora	Partido
10:00	Mallorca - Cádiz
12:15	Barcelona - Alavés
14:30	Sevilla - Betis
17:00	Atl. Madrid - Villarreal

Inglaterra - Premier League

Hora	Partido
11:00	Aston Villa - Fulham
11:00	Brighton - Sheff Utd
11:00	Liverpool - Brentford
11:00	West Ham - Nottingham
13:30	Chelsea - Man City

Argentina - Liga Profesional Argentina

Hora	Partido
20:00	Argentinos - Vélez
20:00	Instituto - Barracas C
20:00	Rosario - River Plate
20:00	Huracán - Arsenal
20:00	Gimn La Plata - Atl. Tucumán
20:00	Independiente - Banfield
20:00	Colón - Talleres
20:00	Tigre - Platense
20:00	Sarmiento - Godoy Cruz
20:00	Boca Juniors - NOB
20:00	Def y Justicia - San Lorenzo
20:00	Córdoba SdE - Estudiantes
20:00	Lanús - Racing Club
20:00	Belgrano - Unión

Estados Unidos - NWSL

Hora	Partido
02:00	-

Partido	Fecha	Partido	Fecha
Raiders - Giants	5/11 18:25	Eagles - Cowboys	5/11 18:25
Bengals - Bills	5/11 22:20	Jets - Chargers	6/11 22:15

Semana 10 de 18

Partido	Fecha	Partido	Fecha
Bears - Panthers	9/11 22:15	Patriots - Colts	12/11 11:30
Ravens - Browns	12/11 15:00	Steelers - Packers	12/11 15:00
Jaguars - 49ers	12/11 15:00	Vikings - Saints	12/11 15:00

12/11 - NFL

Ravens	Browns	12/11 15:00
Jaguars	49ers	12/11 15:00
Patriots	Colts	12/11 11:30
Steelers	Packers	12/11 15:00
Vikings	Saints	12/11 15:00
Bengals	Texans	12/11 15:00
Buccaneers	Titans	12/11 15:00
Chargers	Lions	12/11 18:05
Cardinals	Falcons	12/11 18:05
Cowboys	Giants	12/11 18:25
Seahawks	Washington	12/11 18:25
Raiders	Jets	12/11 22:20
Bills	Broncos	13/11 22:15

16/11

Europa - Clasificación Campeonato de Europa

Hora	Partido
GROUP A	
14:00	Georgia - Escocia
15:00	Chipre - España
GROUP F	
14:00	Estonia - Austria
14:00	Azerbaiyán - Suecia
GROUP G	
16:45	Bulgaria - Hungría
16:45	Montenegro - Lituania
GROUP J	
16:45	Eslovaquia - Islandia
16:45	Luxemburgo - Bosnia
16:45	Liechtenstein - Portugal

Sudamérica - Eliminatorias Mundial Sudamérica

Hora	Partido
17:00	Bolivia - Perú
19:00	Venezuela - Ecuador

Partido	Fecha
Ravens - Bengals	16/11 22:15

18/11

Europa - Clasificación Campeonato de Europa

Grupo	Hora	Partido
GROUP B	16:45 -	Países Bajos / Rep. Irlanda
	16:45 -	Francia / Gibraltar
GROUP D	11:00 -	Armenia / Gales
	14:00 -	Letonia / Croacia
GROUP I	14:00 -	Bielorrusia / Andorra
	16:45 -	Suiza / Kosovo
	16:45 -	Israel / Rumanía

19/11

Europa - Clasificación Campeonato de Europa

Grupo	Hora	Partido
GROUP A	16:45 -	España - Georgia
GROUP A	16:45 -	Escocia - Noruega
GROUP F	14:00 -	Bélgica - Azerbaiyán
GROUP F	14:00 -	Suecia - Estonia
GROUP G	11:00 -	Hungría - Montenegro
GROUP G	11:00 -	Serbia - Bulgaria
GROUP J	16:45 -	Portugal - Islandia
GROUP J	16:45 -	Bosnia - Eslovaquia
GROUP J	16:45 -	Liechtenstein - Luxemburgo

Partido	Fecha	Hora
Ravens - Bengals	16/11	22:15
Browns - Steelers	19/11	15:00
Dolphins - Raiders	19/11	15:00
Lions - Bears	19/11	15:00
Jaguars - Titans	19/11	15:00
Packers - Chargers	19/11	15:00
Texans - Cardinals	19/11	15:00
Panthers - Cowboys	19/11	15:00
Washington - Giants	19/11	15:00
49ers - Buccaneers	19/11	18:05
Bills - Jets	19/11	18:25
Rams - Seahawks	19/11	18:25
Broncos - Vikings	19/11	22:20
Chiefs - Eagles	20/11	22:15

20/11

Europa - Clasificación Campeonato de Europa

GROUP C		
16:45	-	ARY de Macedonia – Inglaterra
16:45	-	Ucrania – Italia
GROUP E		
16:45	-	Rep. Checa – Moldavia
16:45	-	Albania – Islas Faroe
GROUP H		
16:45	-	Irlanda Norte – Dinamarca
16:45	-	Eslovenia – Kazajistán
16:45	-	San Marino – Finlandia

21/11

Europa - Clasificación Campeonato de Europa

GROUP B

16:45 -	Grecia Francia
16:45 -	Gibraltar Países Bajos

GROUP D

16:45 -	Croacia Armenia
16:45 -	Gales Turquía

GROUP I

16:45 -	Rumanía Suiza

16:45 -	Andorra Israel
16:45 -	Kosovo Bielorrusia

22/11

Brasil - Serie A		
20:00 -	Fluminense	Coritiba
20:00 -	Botafogo	Santos
20:00 -	São Paulo	Cuiabá
20:00 -	Corinthians	Bahia
20:00 -	Goiás	Cruzeiro
20:00 -	Atl. Mineiro	Grêmio
20:00 -	Internacional	Bragantino
20:00 -	Athletico PR	Vasco
20:00 -	Fortaleza	Palmeiras
20:00 -	América MG	Flamengo

Sudamérica - Eliminatorias Mundial Sudamérica		
20:00 -	Paraguay	Colombia
20:30 -	Ecuador	Chile
20:30 -	Uruguay	Bolivia
21:30 -	Brasil	Argentina
23:00 -	Perú	Venezuela

23/11 - NFL

Lions Packers	23/11 14:30	Cowboys Washington	23/11 18:30
Seahawks 49ers	23/11 22:20	Jets Dolphins	24/11 17:00
Colts Buccaneers	26/11 15:00	Giants Patriots	26/11 15:00

Bengals Steelers	26/11 15:00	Titans Panthers	26/11 15:00
Texans Jaguars	26/11 15:00	Falcons Saints	26/11 15:00
Cardinals Rams	26/11 18:05	Broncos Browns	26/11 18:05
Eagles Bills	26/11 18:25	Raiders Chiefs	26/11 18:25
Chargers Ravens	26/11 22:20	Vikings Bears	27/11 22:15

25/11

Inglaterra - Premier League

Hora	Jogo
09:30	Man City - Liverpool
12:00	Burnley - West Ham
12:00	Luton - Crystal Palace
12:00	Newcastle - Chelsea
12:00	Nottingham - Brighton
12:00	Sheff Utd - Bournemouth
14:30	Brentford - Arsenal

Brasil - Serie A

Hora	Jogo
20:00	Flamengo - Atl. Mineiro
20:00	Vasco - Corinthians
20:00	Palmeiras - América MG
20:00	Santos - Fluminense
20:00	Bragantino - Fortaleza
20:00	Cruzeiro - Athletico PR
20:00	Grêmio - Goiás
20:00	Coritiba - Botafogo
20:00	Bahia - São Paulo
20:00	Cuiabá - Internacional

26/11

España - LaLiga

Hora	Partido
20:00 -	Atl. Madrid - Mallorca
20:00 -	Betis - Las Palmas
20:00 -	Cádiz - Real Madrid
20:00 -	Real Sociedad - Sevilla
20:00 -	Alavés - Granada
20:00 -	Getafe - Almería
20:00 -	Girona - Athletic
20:00 -	Rayo - Barcelona
20:00 -	Valencia - Celta Vigo
20:00 -	Villarreal - Osasuna

Argentina - Liga Profesional Argentina

Hora	Partido
20:00 -	Vélez - Colón
20:00 -	Talleres - Independiente
20:00 -	Banfield - Gimn La Plata
20:00 -	Atl. Tucumán - Huracán
20:00 -	Arsenal - Rosario
20:00 -	River Plate - Instituto
20:00 -	Barracas C - Argentinos
20:00 -	Unión - Tigre
20:00 -	Racing Club - Belgrano
20:00 -	Estudiantes - Lanús
20:00 -	San Lorenzo - Córdoba SdE
20:00 -	NOB - Def y Justicia
20:00 -	Godoy Cruz - Boca Juniors
20:00 -	Platense - Sarmiento

Inglaterra - Premier League

Hora	Partido
11:00 -	Tottenham - Aston Villa
13:30 -	Everton - Man United

Italia - Serie A

Hora	Partido
08:30 -	Cagliari - Monza
11:00 -	Empoli - Sassuolo
11:00 -	Frosinone - Génova
14:00 -	Roma - Udinese
16:45 -	Juventus - Inter

26/11 - NFL

Colts Buccaneers	26/11 15:00	Giants Patriots	26/11 15:00
Bengals Steelers	26/11 15:00	Titans Panthers	26/11 15:00
Texans Jaguars	26/11 15:00	Falcons Saints	26/11 15:00
Cardinals Rams	26/11 18:05	Broncos Browns	26/11 18:05
Eagles Bills	26/11 18:25	Raiders Chiefs	26/11 18:25
Chargers Ravens	26/11 22:20	Vikings Bears	27/11 22:15

28/11

Europa - UEFA Champions League

GROUP E

Time	Match
14:45 -	Lazio Celtic
17:00 -	Feyenoord Atl. Madrid

GROUP F

Time	Match
17:00 -	PSG Newcastle
17:00 -	Milan Dortmund

GROUP G

Time	Match
17:00 -	Man City Leipzig
17:00 -	Young Boys Estrella Roja

GROUP H

Time	Match
14:45 -	Shakhtar Antwerp
17:00 -	Barcelona Oporto

29/11

Europa - UEFA Champions League

GROUP A

Time	Teams
14:45 -	Galatasaray Man United
17:00 -	Bayern Múnich Copenhague

GROUP B

Time	Teams
14:45 -	Sevilla PSV
17:00 -	Arsenal Lens

GROUP C

Time	Teams
17:00 -	Real Madrid Nápoles
17:00 -	Braga Unión Berlín

GROUP D

Time	Teams
17:00 -	Benfica Inter
17:00 -	Real Sociedad Salzburgo

30/11

Europa - UEFA Europa League

GROUP A

Time	Teams
14:45 -	Friburgo Olympiakos
14:45 -	TSC West Ham

GROUP B

Time	Teams
14:45 -	AEK Brighton
17:00 -	Marsella Ajax

GROUP C

Time	Teams
14:45 -	Sparta Betis
	Rangers Aris Limassol

GROUP D

Time	Teams
	Atalanta Sporting
14:45 -	Sturm Rakow

Teams	Date/Time
Cowboys Seahawks	30/11 22:15

GROUP E

Time	Teams
17:00 -	Liverpool Linz
17:00 -	Toulouse R. Union SG

GROUP F

Time	Teams
14:45 -	M. Haifa Rennes
17:00 -	Villarreal Panathinaikos

GROUP G

Time	Teams
17:00 -	Servette Roma
17:00 -	Sheriff Slavia

GROUP H

Time	Teams
17:00 -	Molde Qarabag
17:00 -	Häcken Leverkusen

F2O SPORTS

SOCIAL MEDIA STRATEGY

AGENDA:

- Introductions
- Overview of SM Planning Deck - What is our strategy now, to launch, past launch.
*Go through the Deck
*Current Phased approach (Intro to f2o Sports, Founders Focus, Educational Content, Credibility, Call to action Waitlist)
*Metrics (how many followers are we focused on now and when we launch? How are we tracking to this, provide the metrics)
- Creative Content for Social Media
*Brandguidelines
*Videos
*Real time Content Etc.

Incluyendo:
*Videos
*Real time Content Etc.
Founders Focus content,
Educational Content,
Credibility,
Call to action Waitlist hasta el 6

ACA VA UN CARRUSEL DE HOW

WOLFGANG INTERVIEW

La búsqueda es que sea una entrevista muy personal y directa, en un lenguaje muy auténtico, que no se sienta como una rueda de prensa, sino como le estuviera hablando a un amigo.

Locations

Empty Stadium



Office



Car



WHO? - REELS PING-PONG

La idea es hacerle preguntas personales a los fundadores para que el público los conozca de una forma más cercana

PING-PONG QUESTIONS

- ➔ ¿Cuál es el mejor atleta de todos los tiempos?
- ➔ ¿Cuál es la mejor fanaticada del mundo?
- ➔ ¿Qué significa f2o para vos?
- ➔ ¿Qué le dirías al que está viendo para que invierta en f2o?


VISA

HOW? - REELS

This is simple, fast, and safe.
Join the waitlist today and become an owner tomorrow.
Go to the link in bio and change the rules forever.
#OwnTheGame #EvolutionHasBegun #BecomeAnOwner #Decentralization #Digitalization #Globalization


0:29
BETWARRIOR
betwarrior_arg


imgflip.com

DIC

2023

DECEMBER 2023

MONDAY	TUESDAY	WEDNESDAY	THURSDAY	FRIDAY	SATURDAY	SUNDAY
2	3 **Post 1, 2 and 3** **WHAT**	4 REEL WHY	5 **Carrusel 1** **WHAT**	6	7 **Carrusel 1** **WHO**	8
9 **Carrusel 2** **WHAT**	10	11 **REEL** **HOW**	12	13 **carrusel** **WHAT**	14	15 **Post 4** **ENGAGEMENT**
16 REEL OWNER	17	18 POST 5 Engagement	19	20 Reel ENGAGEMENT	21	22 REEL HOW
23 Post & Story WHY	24 Post LAUNCH	**25** Reel HOW	**26** Carrusel HOW	27 Reel ENGAGEMENT	28 Post WHO	29 Carrusel HOW
30	31 Post Engagement					

moodboard diseño sports

24/10 Racing Vs Boca Juniors

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PUEDES INVERTIR A PARTIR DE 10 DOLARES. CON TU TARJETA DE DÉBITO Y CRÉDITO

52

24/10 Racing Vs Boca Juniors

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Today, the 217th match is being played between Boca Juniors and Racing Club, two of the Big 5 Argentinian football clubs.
What do you think of Argentine football?
Would you buy an Argentine club?

#OwnTheGame #EvolutionHasBegun!
#BecomeAnOwner #OwnTheGame



Olé
CABJ
RACING
93
BOCA
52
EMPATE
71
RACING
HISTORIAL

30/10 Balón de Oro

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Today, the 217th match is being played between Boca Juniors and Racing Club, two of the Big 5 Argentinian football clubs.
What do you think of Argentine football?
Would you buy an Argentine club?

#OwnTheGame #EvolutionHasBegun!
#BecomeAnOwner #OwnTheGame

¿QUIÉN DEBERÍA GANAR EL BALÓN DE ORO 2023?



CANDIDATOS AL BALÓN DE ORO 2023

ESTADÍSTICAS DE CLUB Y SELECCIÓN
TEMPORADA 22/23

	ERLING HAALAND	VINICIUS JR	KYLIAN MBAPPÉ	LIONEL MESSI	KEVIN DE BRUYNE
EDAD	22	22	24	35	31
PARTIDOS	59	59	57	48	58
GOLES	58	24	53	28	12
ASISTENCIAS	10	23	13	23	32
CONTRIBUCIONES A GOL - (G+A)	68	47	66	51	44
MINUTOS JUGADOS	4,630	5,060	4,683	4,327	4,461
GOL POR MINUTO	80	211	88	155	372
TITULOS COLECTIVOS	3 (PREMIER LEAGUE, FA CUP Y UEFA CHAMPIONS LEAGUE)	3 (COPA DEL REY, SUPERCOPA DE EUROPA Y MUNDIAL DE CLUBES)	2 (LIGUE ONE Y SUPERCOPA DE FRANCIA)	3 (LIGUE ONE, SUPERCOPA DE FRANCIA Y COPA DEL MUNDO)	3 (PREMIER LEAGUE, FA CUP Y UEFA CHAMPIONS LEAGUE)
PREMIOS INDIVDUALES	4 (BOTA DE ORO, MVP PREMIER LEAGUE Y GOLEADOR UCL Y PL)	1 (MVP MUNDIAL DE CLUBES)	3 (MVP LIGUE ONE Y GOLEADOR DE LIGUE ONE Y COPA DEL MUNDO)	2 (THE BEST Y MVP COPA DEL MUNDO)	0

Fuente: Transfermarket
Solo se cuentan partidos oficiales de clubes y selección.
Datos temporada 22/23 (Junio 2022 - Junio 2023). Títulos obtenidos y partidos jugados durante ese periodo.


2022 KARIM BENZEMA
2021 LIONEL MESSI
2019 LIONEL MESSI
2018 LUKA MODRIĆ
2017 CRISTIANO RONALDO
2016 CRISTIANO RONALDO
2014 CRISTIANO RONALDO
2013 CRISTIANO RONALDO
2012 LIONEL MESSI
2011 LIONEL MESSI
2010 LIONEL MESSI
2009 LIONEL MESSI
2007 KAKÁ
2006 FABIO CANNAVARO
2005 RONALDINHO
2004 A. SHEVCHENKO
2003 PAVEL NEDVED
2002 RONALDO
2000 LUIS FIGO
1999 RIVALDO
1998 ZINEDINE ZIDANE
1997 RONALDO
1996 MATTHIAS SAMMER
1995 GEORGE WEAH
1993 ROBERTO BAGGIO
1992 MARCO VAN BASTEN
1991 JEAN-PIERRE PAPIN
1990 LOTHAR MATTHÄUS
1989 MARCO VAN BASTEN
1988 MARCO VAN BASTEN

25/10 Palmeiras Vs SAo Paulo

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MUITOS SÓCIOS, NENHUM PROPRIETÁRIO.

Ser sócio do seu clube é uma coisa muito boa, mas a realidade é que não lhe dá o direito de dar a sua opinião e de tomar as decisões do clube, nem lhe dá qualquer benefício financeiro.

Quando você investe no f20 e se torna acionista de um clube, você obtém muitos benefícios. Clique no link da nossa bio e saiba mais.

#OwnTheGame #EvolutionHasBegun!
#BecomeAnOwner #OwnTheGame


SPFC
PALMEIRAS
60.200
Sócios
Proprietários: 0
150.000
Sócios
Proprietários: 0

25/10 Palmeiras Vs SAo Paulo


CUIABÁ
ESPORTE CLUBE
2001
S.C. CORINTHIANS PAULISTA
1910

Quem ganha hoje?

#OwnTheGame #Evolution começou! #BecomeOwner #OwnTheGame


5
Partidos
1 Victorias
1 Empates
3 Victorias

25/10 River Vs Independiente

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MANY MEMBERS, NO OWNER.

Being a Member of your club is a very nice thing, but the reality is that it does not give you the right to give your opinion and make the decisions of the club, nor does it give you any financial benefit.

When you invest in f20 and become a shareholder owner of a club, you get many benefits. Click the link in our bio and learn more.

#OwnTheGame #EvolutionHasBegun!
#BecomeAnOwner #OwnTheGame


CABJ
RACING
315.879
Socios
90.000
Socios
Dueños: 0
Dueños: 0

CARRUSEL

OPC 1

COPY OUT: WIN OUR EXCLUSIVE LAUNCHING KIT!

1. Refer friends & family to join the waitlist. The more you refer, the more you climb to the top of the list!
2. Top 16 referrers in our list, will be elegible to receive our kit
3. The kit includes: a Helly Hansen Bislett training bag and a Next Level CVC Tshirt or a Moleskine Back Pack and a Next Level CVC Tshirt #OwnTheGame #EvolutionHasBegun! #BecomeAnOwner #decentralization #Digitalization #Globalization


JOIN THE WAITING LIST & REFER TO GET THE EXCLUSIVE LAUNCHING KIT


TOP 16 REFERRERS WILL BE ELEGIBLE TO RECEIVE OUR..


EXCLUSIVE LAUNCHING KIT


OWN THE GAME

02/11

Argentina - Liga Profesional

20:00	Def y Justicia	
-	Racing Club	

Steelers	2/11 21:15
Titans	

04/11

Sudamérica - CONMEBOL Libertadores	
17:00	Boca Juniors
-	Fluminense

CARRUSEL

OPC 2

COPY OUT: WIN OUR EXCLUSIVE LAUNCHING KIT!

1. Refer friends & family to join the waitlist.
2. The more you refer, the more you climb to the top of the list!
3. Top 16 referrers in our list, will be elegible to receive our kit

*The kit includes: a Helly Hansen Bislett training bag and a Next Level CVC Tshirt or a Moleskine Back Pack and a Next Level CVC Tshirt #OwnTheGame #EvolutionHasBegun! #BecomeAnOwner #decentralization #Digitalization #Globalization


WIN OUR EXCLUSIVE
LAUNCHING KIT


REFER FAMILY & FRIENDS TO JOIN THE WAITING LIST AND CLIMB TO THE TOP OF THE LIST


TOP 16
REFERRERS
WILL BE RECEIVE OUR LAUNCHING KIT

11/25 story

REAL TIME EUROPA LEAGUE


Europa - UEFA Europa League
GROUP A
17:00
Friburgo
TSC
17:00
West Ham
Olympiakos
GROUP B
14:45
Ajax
Brighton
17:00
AEK
Marsella
GROUP C
17:00
Betis
Aris Limassol
17:00
Rangers
Sparta
GROUP D
17:00
Atalanta
Sturm
17:00
Sporting
Rakow
GROUP E
14:45
Linz
R. Union SG
14:45
Toulouse
Liverpool
GROUP F
14:45
Rennes
Panathinaikos
14:45
M. Haifa
Villarreal
GROUP G
14:45
Servette
Sheriff
14:45
Slavia
Roma

TODAY THERE IS...

UEFA EUROPA LEAGUE™

HOW MUCH MONEY DO CLUBS EARN?

UEFA EUROPA LEAGUE™

€3.630.000 just for qualify

€ 630,000 per win
€ 210,000 per tied match.
€ 1.100.000 1st of the group
€ 550,000 2nd in the group.

Round of 32: **€500,000**
Round of 16: **€ 1.2 million**
Quarterfinals: **€ 1.8 million**
Semi-finals: **€ 2.8 million**
Final: **€ 4.6 million**

Europa League
Champion: **€ 4 million**

SOCCER IS A 700 BILLIONS BUSINESS.

FANS DESERVE TO BE PART

F2O SPORTS

Own the game

SOURCE: Euromericas Sport Marketing, Corporate Finance Division